

April 15, 2015

<u>Via E-mail</u>
Mark Gasson
Chief Executive Officer
Panex Resources Inc.
Coresco AG Level 3
Gotthardstrasse 20
6300 Zug, Switzerland

> **Re:** **Panex Resources Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 26, 2015**
> **File No. 333-199871**

Dear Mr. Gasson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 4, 2015 letter.

1. We note your response to comment 1. However, we are not persuaded by your analysis that the registrant is a start-up with a specific business plan or purpose. For example, the business depends upon the acquisition of mineral rights or properties that are not identified in the prospectus. In addition, with respect to the applicability of Rule 419 to selling shareholder registration statements, we direct your attention to the guidance in Securities Act Rule Compliance and Disclosure Interpretation 616.02, available at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm. Please revise to comply with Rule 419 or advise.

Please contact Ronald E. Alper at (202) 551-3329 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Conrad C. Lysiak, Esq.
    The Law Office of Conrad C. Lysiak, P.S.